SE

21001601

ANNUAL

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden Hours per response	12.00

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YYY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.G. QUINTAL INVESTMENT COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

2177 ACUSHNET AVENUE
(No. and Street)

NEW BEDFORD	MA	02745
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK QUINTAL — 508-995-2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, MARK QUINTAL ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.G. QUINTAL INVESTMENT COMPANY, INC. , as of DECEMBER 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Kim Westgate

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of A.G. Quintal Investment Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A.G. Quintal Investment Company, Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of A.G. Quintal Investment Company, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our responsibility is to express an opinion on A.G. Quintal Investment Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.G. Quintal Investment Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of A.G. Quintal Investment Company, Inc.'s financial statements. The supplemental information is the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as A.G. Quintal Investment Company, Inc.'s auditor since 2010.

Norwood, Massachusetts

February 5, 2021

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	35,549
Receivable from broker-dealers and clearing organizations		53,803
Securities owned:		
Money market		36,921
Trading securities, at market value		59,571
Property and equipment, at cost, less accumulated depreciation of $31,544		-
Other assets		103
	$	185,947

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Loan payable (forgivable)	$38,220
Payable to broker-dealers and clearing organizations	5,218
Accounts payable, accrued expenses and other liabilities	1,333
	44,771
Stockholders' equity:	
Common stock, no par value, authorized 15,000 shares, 1,200 shares issued and outstanding	90,696
Retained earnings	50,480
Total stockholder's equity	141,176
	$ 185,947

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

Revenues:	
Commissions	$ 360,870
Mutual fund and 12b-1 fees	37,254
Other brokerage income	42,130
Interest and dividends	1,339
Principal transactions	(8,500)
	433,093
Expenses:	
Employee compensation and benefits	325,827
Clearing and execution fees	27,881
Communications and data processing	30,469
Occupancy	15,000
Other expenses	31,995
	431,172
Net Income before income taxes	1,921
Provision for income taxes (benefit)	-
Net income	$ 1,921

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2020

	Common Stock	Retained Earnings	Total
Balance at January 1, 2020	$ 90,696	$ 48,559	$ 139,255
Net income		1,921	1,921
Balance at December 31, 2020	$ 90,696	$ 50,480	$ 141,176

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash Flows From Operating Activities:	
Net income	$ 1,921
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	1,355
Purchase of securities	(241,923)
Proceeds from sale of securities	199,828
Change in value of securities	22,188
(Increase) decrease in operating assets:	
Increase in receivables from broker dealers	(28,375)
Increase in other assets	(51)
(Decrease) increase in operating liabilities:	
Increase in payables to broker-dealers and clearing organizations	5,213
Decrease in accounts payable, and accrued expenses	(1,499)
Net cash used for operating activities	(41,343)
Cash Flows From Investing Activities	
Purchase of equipment	(1,355)
Cash Flows From Financing Activities	
Proceeds from loan payable	38,220
Decrease in cash	(4,478)
Cash at beginning of the year	40,027
Cash at end of the year	$ 35,549

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 12
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated in Massachusetts in January,1989 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company primarily sells securities and mutual funds to retail customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Brokerage Commissions

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company clears all securities transactions through Pershing LLC on a fully disclosed basis.

Marketable Securities

Investments are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2020, all securities were classified as trading securities. Realized gains(losses) from trading securities for the year ended December 31, 2020 were $ (960). Unrealized gains(losses) from trading securities for the year ended December 31, 2020 were $ (7,540).

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated methods over the estimated useful lives of the asset.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2020 was $961.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 3 – FORGIVABLE LOANS RECEIVED UNDER THE SMALL BUSNESS ADMINISTRATION PAYCHECK PROTECTION PROGRAM

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In May 2020, the Company obtained a PPP loan for $ 38,220, which is included in the Company's loan payable balance at December 31, 2020. The note matures in May 2022 and bears interest at a fixed annual rate of 1%, with the first six months of interest deferred. The Company believes it used all of the proceeds from the note for qualifying expenses and thus expects to receive approval of its application for the loan to be forgiven in the future, at which time the Company will recognize a gain on forgiveness of the loan.

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $169,619 which was $69,619 in excess of its required net capital of $100,000. The Company's net capital ratio was .039 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. For the year ended December 31, 2020, rent expense under this arrangement was $15,000. Because there is common ownership of these entities, operating results could vary significantly from those that would be obtained if the entities were autonomous. There were no amounts due to or from this entity at December 31, 2020.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020:

Office & Computer Equipment	$31,544
Less Accumulated Depreciation	31,544
Property and equipment, net	$ 0

Depreciation expense for 2020 was $ 1,355

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 8 - EMPLOYEE BENEFITS

The Company has a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determine annually by the Board of Directors. The employer's contribution for the year ended December 31, 2020 was $32,800.

NOTE 9 – INCOME TAXES

Federal and state income tax expense consists of the following for the year ended December 31, 2020:

Current		
Federal	$	0
State	$	0
Income tax expense (benefit)	$	0

NOTE 10 –UNCERTAINTY IN INCOME TAXES

The Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2020 the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, there were no material contingencies or guarantees that require disclosure.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 5, 2021, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2020

SCHEDULE I

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2020

AGGREGATE INDEBTEDNESS:		
Payable to broker-dealers and clearing organizations	$ 5,218	
Accounts payable and accrued expenses	1,333	
	$ 6,551	
NET CAPITAL:		
Common stock		$ 90,696
Retained earnings		50,480
		$ 141,176
ADJUSTMENTS TO NET CAPITAL:		
Other non-allowable assets		(103)
Loan payable (forgivable)		38,220
Haircuts and undue concentration		(9,674)
Net Capital, as defined		$ 169,619
NET CAPITAL REQUIREMENT		100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 69,619
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.039 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 169,619
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 169,619

There were no material differences between the above computation of net capital, and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of December 31, 2020.

See Report of Registered Public Accounting Firm

SCHEDULE II

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION FOR AND INFORMATION RELATED TO POSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

A.G. Quintal Investment Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
A.G. Quintal Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) A.G. Quintal Investment Company, Inc. identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption ") and (2) A.G. Quintal Investment Company, Inc. stated that A.G. Quintal Investment Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.G. Quintal Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.G. Quintal Investment Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Larry Liberfarb, P.C.

Norwood, Massachusetts
February 5, 2021

A.G. QUINTAL INVESTMENT COMPANY, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2020

A.G.Quintal Investment Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) and 15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k) throughout the most recent fiscal year without exemption.

I, Mark A. Quintal, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Mark A. Quintal,
President